UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 30, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 33.3.0032463-1

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 30TH, 2026

DATE, TIME AND PLACE: October 30th, 2026, at 11.20 a.m. Due to the importance and urgency of the matter on the Agenda, the meeting was held in the form of a virtual deliberative circuit, as provided in the 3rd paragraph of Section 25 of TIM S.A.’s Bylaws (“Company”).

PRESENCE: The Board of Directors’ Meeting of the Company was held with the presence of Messrs. Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Camillo Greco, Claudio Giovanni Ezio Ongaro, Denísio Augusto Liberato Delfino, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino and Leonardo de Carvalho Capdeville.

BOARD: Mr. Adrian Calaza – Chairman; and Mrs. Luciene Rodrigues Abrão Pandolfo – Secretary.

AGENDA: (1) To analyze the proposal of incorporation (“Incorporation”) of I-Systems Soluções de Infraestrutura S.A. into the Company, and to resolve on its submission to the Shareholders’ Meeting of the Company; (2) To analyze the Management's proposal on the amendment of the Company’s Bylaws, and to resolve on its submission to the Shareholders’ Meeting of the Company; and (3) To resolve on the call notice of the Company’s Extraordinary Shareholders’ Meeting.

RESOLUTIONS: Upon review of the materials presented and filed at the Company’s head office, and based on the information provided and the discussions held on the matters included in the Agenda, the Board Members, by the unanimous vote of those present, resolved to record their statements and resolutions as follows:

(1) Analyzed the proposed incorporation (“Incorporation”) of the Company's wholly-owned subsidiary, I-Systems Soluções de Infraestrutura S.A. (“Incorporated Company”), into the Company, ad referendum of the Extraordinary Shareholders’ Meeting of the Incorporated Company and of the Company, the latter to be convened pursuant to item (3) below, supported (a) by the Protocol and Justification of Incorporation entered into between the Incorporated Company and the Company, containing the reasons, purposes, criteria and conditions of the Incorporation; (b) by the proposal presented by Apsis Consultoria e Avaliações Ltda., specialized company responsible for preparing the appraisal report of the Incorporated Company (“Appraisal Firm”); and (c) by the appraisal report of the Incorporated Company’s net equity at book value, on the base date of July 31st, 2026 (“Base Date”), conducted by the Appraisal Firm; and approved its submission to the Company’s Extraordinary Shareholders’ Meeting, to be held on November 30th, 2026.

CONT. OF MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS OF TIM S.A.

October 30th, 2026

(2) The Board members expressed their favorable opinion to the proposal of the Company’s Bylaws amendment and consolidation, which aims to adjust Section 5 of the Bylaws, aiming to update the number of outstanding common shares representing the Company’s share capital, without any change in the amount of subscribed and paid-in capital, as a result of the cancellation of the balance of treasury shares resolved at the Board of Directors' meeting held on September 17th, 2026, and approved its submission to the Extraordinary Shareholders’ Meeting, to be duly convened.

(3) Approved the call of the Company’s Extraordinary Shareholders’ Meeting (“Meeting”) to be held on November 30th, 2026, with the following Agenda:

(1)To resolve on the proposed incorporation (“Incorporation”) of the Company’s wholly-owned subsidiary, I-SYSTEMS SOLUÇÕES DE INFRAESTRUTURA S.A. (“Incorporated Company”), into the Company, and, therefore, examine, discuss and resolve on: (1.1) the approval of the “Protocol and Justification of Incorporation of I-Systems Soluções de Infraestrutura S.A. into TIM S.A.” (“Protocol”), executed on October 30th, 2026, by the management of the Company and the Incorporated Company, which establishes the terms and conditions of the Incorporation proposal; (1.2) the ratification of the appointment and hiring of Apsis Consultoria e Avaliações Ltda. (“Appraisal Firm”), a specialized company responsible for preparing the appraisal report of the Incorporated Company’s net equity (“Appraisal Report”); (1.3) the approval of the Appraisal Report; (1.4) the approval of the Incorporation, under the terms of the Protocol and subject to compliance with the suspensive condition established therein; and (1.5) the authorization for the performance, by the officers and attorneys-in-fact of the Company, of all necessary measures for the consummation of the Incorporation, under the terms of the Protocol; and (2) To resolve on the amendment and restatement of the Company’s Bylaws.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all Board Members present.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), October 30th, 2026.

LUCIENE RODRIGUES ABRÃO PANDOLFO

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 30, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer